UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 9)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

AVALON HOLDINGS CORPORATION CLASS A COMMON STOCK

(Title of Class of Securities)

05343P109

(CUSIP Number)

ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION, AND IRA & PARVATI NALLURI

5500 Market St. Ste. 128

Youngstown, Ohio 44512

(330) 783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with the statement ☒. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05343P109	PAGE 2 OF 2 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION AND IRA & PARVATI NALLURI 34-1299073
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization OHIO, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100% 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,558
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.84957%
14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Appendix A

Symbol	Quantity	Date Sold	Price	Net Amount
AWX	1000	08/15/2006	5.35	5339.84
AWX	300	08/15/2006	5.35	1604.95
AWX	600	08/15/2006	5.31	3175.90
AWX	100	08/15/2006	5.32	531.98
AWX	100	08/15/2006	5.31	530.98
AWX	100	08/15/2006	5.31	530.98
AWX	400	08/16/2006	5.30	2109.94
AWX	100	08/16/2006	5.20	509.98
AWX	100	08/16/2006	5.20	519.98
AWX	1000	08/16/2006	5.20	5199.84
AWX	400	08/16/2006	5.20	2079.94
AWX	100	08/16/2006	5.20	519.98
AWX	1000	08/21/2006	5.2352	5230.04
AWX	100	08/21/2006	5.22	516.98
AWX	900	08/21/2006	5.22	4697.86
AWX	1000	08/21/2006	5.2212	5216.04
AWX	1000	08/21/2006	5.2212	5216.04
AWX	100	11/08/2006	6.87	676.98
AWX	100	11/08/2006	6.86	675.98
AWX	150	11/08/2006	6.86	1028.97
AWX	400	11/08/2006	6.86	2743.92
AWX	100	11/08/2006	6.86	685.98
AWX	500	11/08/2006	6.8519	3420.84
AWX	600	12/29/2006	7.20	4309.87
AWX	1000	01/03/2007	7.485	7474.77
AWX	400	01/03/2007	7.46	2973.91
AWX	400	01/03/2007	7.46	2983.91
AWX	800	01/03/2007	7.47	5965.82
AWX	500	01/03/2007	7.47	3724.89
AWX	300	01/03/2007	7.47	2240.93
AWX	300	01/03/2007	7.47	2230.93
AWX	700	01/03/2007	7.45	5204.84
AWX	800	01/08/2007	7.26	5797.82
AWX	100	01/08/2007	7.29	718.98
AWX	100	01/08/2007	7.29	728.98
AWX	600	01/08/2007	7.29	4373.87
AWX	200	01/08/2007	7.38	1465.95
AWX	100	01/08/2007	7.38	737.98
AWX	700	01/08/2007	7.38	5165.84
AWX	800	01/09/2007	7.41	5917.82
AWX	900	01/09/2007	7.40	6652.87
AWX	400	01/09/2007	7.40	2956.83
AWX	100	01/10/2007	7.40	737.93
AWX	388	01/10/2007	7.40	2863.16
AWX	265	01/10/2007	7.40	1960.94
AWX	100	01/16/2007	7.45	734.98
AWX	28	01/16/2007	7.45	208.59
AWX	500	01/16/2007	7.40	3694.89
AWX	300	01/18/2007	7.38	2203.93
AWX	900	01/18/2007	7.38	6641.80
AWX	800	01/18/2007	7.38	5903.82
AWX	800	02/16/2007	8.00	6389.80
AWX	1500	02/23/2007	8.01	12004.63
AWX	1000	02/23/2007	8.00	7989.76
AWX	500	02/26/2007	7.99	3989.88
AWX	4	03/27/2007	7.9301	26.72
AWX	796	03/27/2007	7.93	6312.18
AWX	200	03/30/2007	8.0124	1597.46
AWX	100	03/30/2007	8.0107	796.06
AWX	900	04/02/2007	8.0921	7277.78
AWX	700	04/02/2007	8.09	5657.91
AWX	200	04/02/2007	8.09	1617.98
AWX	600	04/03/2007	8.13	4872.93
AWX	2500	04/04/2007	8.17	20419.69
AWX	200	04/09/2007	8.0664	1608.26
AWX	100	04/23/2007	8.55	849.99
AWX	400	04/23/2007	8.55	3419.95
AWX	1000	05/17/2007	9.65	9639.85
AWX	1000	05/17/2007	9.65	9639.85
AWX	1000	05/17/2007	9.65	9639.85
AWX	1000	05/17/2007	9.65	9639.85
AWX	4400	05/21/2007	10.80	47509.28
AWX	600	05/21/2007	10.80	6479.90
AWX	2800	05/21/2007	10.80	30229.54
AWX	1900	05/21/2007	10.80	20519.69
AWX	300	05/21/2007	10.80	3239.95
AWX	3800	05/21/2007	10.80	41029.38
AWX	1200	05/21/2007	10.80	12959.80
AWX	4000	05/21/2007	10.80	43189.34
AWX	1000	05/21/2007	10.80	10799.84
AWX	200	07/02/2007	10.01	1991.97
AWX	10	07/02/2007	10.01	100.10
AWX	1000	07/02/2007	10.00	9994.85
AWX	300	07/02/2007	10.0224	3001.67
AWX	500	07/03/2007	10.00	4994.92
AWX	500	07/03/2007	9.97	4979.92
AWX	300	07/03/2007	9.99	2991.95
AWX	100	07/03/2007	9.99	998.98
AWX	1200	07/10/2007	10.05	12054.82
AWX	1100	07/16/2007	10.00	10994.83
AWX	900	07/23/2007	9.9601	8953.95
AWX	500	07/23/2007	10.00	4999.92
AWX	2600	07/23/2007	9.96	25895.60
AWX	1400	07/23/2007	9.96	13933.79